Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-177923
Dated July 2, 2013

[GRAPHIC OMITTED]

6 year ETF Efficiente Annual Income Contingent Coupon Note

OVERVIEW

JPMorgan ETF Efficiente 5 Index (the "Index") is a cross-asset strategy that aims to maximize returns per unit of risk by using portfolio optimization technology. The Index uses the concept of the efficient frontier to select the optimum portfolio from a universe of 12 exchange-traded funds and a cash index, and aims to maximize returns while targeting a realized volatility of 5%. The strategy rebalances monthly and is non-discretionary.

The Index levels incorporate an adjustment factor of 0.50% per annum which is deducted daily.

The Notes offer a Contingent Interest Payment of 0.75% per annum for the first five years if the Index closing level on any annual Interest Review Date is greater than or equal to the Initial Index Level.

Any payment on the notes is subject to the credit risk of JPMorgan Chase and Co.
May be appropriate for investors requiring asset and geographical diversification and full repayment of principal at maturity, subject to the credit risk of JPMorgan Chase and Co.

Summary of Terms
Issuer:                JPMorgan Chase and Co.
Minimum                $1,000
Denomination:
Index:                 JPMorgan ETF Efficiente 5 Index
Index Ticker:          EEJPUS5E
Contingent Interest    0.75% per annum, if the Index Closing Level
Rate (Yrs 1-5):        on any Interest Review Date is greater than
                       or equal to the Initial Index Level*
Additional Amount      $1,000 x Index Return x the Participation
(Yr 6):                Rate, provided that this number will not be
                       less than zero
Index Return:          (Ending Index Level -- Initial Index Level)
                       --------------------------------------------------
                                   Initial Index Level
Participation Rate:    At least 100%
Initial Index Level:   The Index closing level on the Pricing Date
Ending Index Level:    The Index closing level on the Observation
                       Date
Interest Review Dates: July 28, 2014, July 28, 2015, July 26, 2016,
                       July 26, 2017, and July 26, 2018
Pricing Date:          July 26, 2013
Observation Date:      July 26, 2019
Maturity Date:         July 31, 2019
CUSIP:                 48126NHE0
Preliminary Term       http://www.sec.gov/Archives/edgar/data/196
                       --------------------------------------------------
Sheet:                 17/000119312513279627/d562787dfwp.htm
                       --------------------------------------------------

For information about the estimated value of the notes, which will likely be lower than the price you paid for the notes, see the hyperlink above

*To be determined on the Pricing Date, but not less than 0.75% per annum.

North America Structured Investments

Hypothetical Total Return of the Notes at Maturity**

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Hypothetical Contingent Interest Payments* Interest Rate for certain Interest
Payment Dates (Yrs 1-5)

Index Closing Level on Index Appreciation / Contingent Interest
  relevant Interest    Depreciation on the   Payment on the
                        relevant Interest   applicable Interest
    Review Date           Review Date         Payment Date
---------------------- -------------------- -------------------
       180.00               50.00%               $7.50
---------------------- -------------------- -------------------
       156.00               30.00%               $7.50
---------------------- -------------------- -------------------
       144.00               20.00%               $7.50
---------------------- -------------------- -------------------
       132.00               10.00%               $7.50
---------------------- -------------------- -------------------
       126.00                5.00%               $7.50
---------------------- -------------------- -------------------
       120.00                0.00%               $7.50
---------------------- -------------------- -------------------
       114.00               -5.00%               $0.00
---------------------- -------------------- -------------------
       108.00               -10.00%              $0.00
---------------------- -------------------- -------------------
       96.00                -20.00%              $0.00
---------------------- -------------------- -------------------
       84.00                -30.00%              $0.00
---------------------- -------------------- -------------------
       60.00                -50.00%              $0.00

Return Profile

If the Index closing level on any Interest Review Date is greater than or equal to the Initial Index level, you will receive on the applicable Interest Payment
Date the Contingent Interest Payment.

The Additional Amount per note payable at maturity will equal the Index Return x the Participation Rate, provided that the Additional Amount will not be less than zero.

You are entitled to repayment in full of your principal investment, even if the
Index declines, subject to the credit risk of JPMorgan Chase and Co.

**Payment at maturity will equal the Principal plus the Additional Amount. The hypothetical note pay-out at maturity set forth above assumes a Participation
Rate of 100%, and may not be the actual final payment on the Notes.

These returns do not reflect fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns shown above would likely be lower.

J. P. Morgan Structured Investments | 800 576 3529 |

JPM_Structured_Investments@jpmorgan.com

J.P.Morgan

6 year ETF Efficiente Annual Income Contingent Coupon Note

North America Structured Investments

Selected Benefits

- The Notes offer full repayment of principal at maturity, subject to the credit risk of JPMorgan Chase & Co.
- Minimum denominations of $1,000 and integral multiples in excess thereof.
- The Index dynamically allocates among the following 12 ETFs (the "ETF Constituents") and the JPMorgan Cash Index USD 3 Month (the "Cash Constituent"), each a "Basket Constituent".

SPDR® S&P 500® ETF Trust (SPY)	iShares® Emerging Markets Bond Fund (EMB)	SPDR® Gold Trust (GLD)	iShares® Barclays 20+ Year Treasury Bond Fund (TLT)	iShares® MSCI Emerging Markets Index Fund (EEM)
iShares® Russell 2000 Index Fund (IWM)	iShares® Dow Jones Real Estate Index Fund (IYR)	iShares® Barclays TIPS Bond Fund (TIP)	iShares® iBOXX $ Investment Grade Corporate Bond Fund (LQD)	
iShares® MSCI EAFE Index Fund (EFA)	iShares® S&P GSCI™ Commodity-Indexed Trust (GSG)	JPMorgan Cash Index USD 3 Month (JPCAUS3M)	iShares® iBOXX $ High Yield Corporate Bond Fund (HYG)	

Selected Risks

- The notes may not pay more than the principal amount at maturity.
- Payment on the Notes at maturity is subject to our credit risk. Therefore the value of the Notes prior to maturity will be subject to changes in the market's view of our creditworthiness.
- The stated payout of the note from the issuer, including the repayment of principal, only applies if you hold the notes to maturity.
- The note do not have any interest or dividend payments or voting rights.
- The strategy may not be successful. It may not outperform an alternative strategy related to the ETF Constituents.
- The strategy is subject to emerging markets risk, fixed income risks, currency exchange risk, real estate risk, ETF risks, small capitalization stock risk and the uncertain legal and regulatory regimes which govern commodities future contracts.
- Changes in the value of Basket Constituents may offset each other.
- The Index applies monthly rebalancing and weighting caps that may reduce your return.
- The Index has a limited operating history. Hypothetical Back-tested data related to the Index do not represent actual historical data and are subject to inherent limitations.
- Upon the occurrence of a commodity hedging disruption event, the value of the additional amount will be determined by the calculation agent on the date of such event. Your payment at maturity will be based on, in part, a level of the Index prior to the Observation Date.
- Our affiliate, JPMS plc, is the index calculation agent and may adjust the Index in a way that affects its level.
- The Index may be partially uninvested. Any uninvested portion will earn no return.
- The tax consequences of the Notes may be uncertain. You should consult your tax adviser regarding the U.S. federal income tax consequences of an investment in the Notes.
- JPMS' estimated value does not represent future values and may differ from others' estimates.
- The value of the notes which may be reflected in customer account statements may be higher than JPMS' current estimated value for a limited time period.
- JPMS' estimated value is derived by reference to an internal funding rate.
- Certain built-in costs are likely to adversely affect the value of the Notes prior to maturity. The original issue price of the Notes includes the agent's commission and the estimated cost of hedging our obligations under the Notes. As a result, the price, if any, at which JPMS will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you.
- Lack of liquidity: JPMorgan Securities LLC, acting as agent for the Issuer (and who we refer to as JPMS), intends to offer to purchase the Notes in the secondary market but is not required to do so. The price, if any, at which JPMS will be willing to purchase Notes from you in the secondary market, if at all, may result in a significant loss of your principal.
- Many economic and market factors, such as Index volatility, time to maturity, interest rates and creditworthiness of the Issuer, will impact the value of the Notes prior to maturity.
- Potential conflicts: we and our affiliates play a variety of roles in connection with the issuance of Notes, including acting as note calculation agent and index calculation agent, and hedging our obligations under the Notes. It is possible that such hedging or other trading activities of JPMorgan or its affiliates could result in substantial returns for JPMorgan and its affiliates while the value of the Notes decline.

The risks identified above are not exhaustive. Please see "Risk Factors" in the applicable product supplement and "Selected Risk Considerations" in the applicable term sheet for additional information.

Disclaimer

SEC Legend: JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the SEC for any offerings to which these materials relate. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus and each prospectus supplement as well as any product supplement and term sheet if you so request by calling toll-free 866-535-9248.
IRS Circular 230 Disclosure: JPMorgan Chase & Co. and its affiliates do not provide tax advice. Accordingly, any discussion of U.S. tax matters contained herein (including any attachments) is not intended or written to be used, and cannot be used, in connection with the promotion, marketing or recommendation by anyone unaffiliated with JPMorgan Chase & Co. of any of the matters address herein or for the purpose of avoiding U.S. tax-related penalties.

Investment suitability must be determined individually for each investor, and the financial instruments described herein may not be suitable for all investors. The products described herein should generally be held to maturity as early unwinds could result in lower than anticipated returns. This information is not intended to provide and should not be relied upon as providing accounting, legal, regulatory or tax advice. Investors should consult with their own advisors as to these matters.

This material is not a product of JPMorgan Research Departments.
Additional information about the symbols depicted in each cube in the top right-hand corner of this fact sheet can be accessed via the hyperlink to one of our fillings with the SEC: http://www.sec.gov/Archives/edgar/data/19617/000095010309000965/symbol_guide.pdf

J.P. Morgan Structured Investments | 800 576 3529 | JPM_Structured_Investments@jpmorgan.com